ROUGE RESOURCES LTD.
203 - 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 831-2739 Fax: (604) 831-2735

May 13, 2010	OTC BB: ROUGF

PRIVATE PLACEMENT FINANCING

Rouge Resources Ltd. (the "Company") is pleased to announce that it has closed its private placement announced March 14, 2010 with respect to 30,000,000 units of its securities at a price of $0.05 per unit for proceeds to the Company of $1,500,000. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant, each such warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for two years. The units and any underlying shares from this placement are subject to a hold period and may not be traded until August 28, 2010 and, in addition, are subject to restrictions from trading pursuant to the provisions of section 12(2) of British Columbia Instrument 51-509, “Issuers Quoted in the U.S. Over-the-Counter Markets”.

The proceeds of the private placement will be used to pay accounts payable, to conduct a work program on the Company's property and for general working capital purposes.

ROUGE RESOURCES LTD.

per: /s/ "Linda Smith"
       Linda Smith, President